SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934

For the quarter ended November 30, 2000


               AYOTTE MUSIC INC.                                    000-30683
------------------------------------------------------         -----------------
(Translation of Registrant's name into English)                   SEC File No.

                 2060 Pine Street, Vancouver, BC, Canada V6J 4P8
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of forms 20-F or Form 40-F.]

                  Form 20-F     X                Form 40-F
                             -------                        --------

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.]

                     Yes                         No     X
                          --------                   -------

AYOTTE MUSIC INC.                                                JANUARY 2, 2001


TO THE SHAREHOLDERS:

Ayotte Music Inc. has successfully added two new product lines to the retail website. The new lines are Paiste Cymbals and AXIS Hardware.

Paiste Cymbals are manufactured in Switzerland and are world renown for their high quality and unique sound characteristics. AXIS Hardware is manufactured in Carson, California using structural grade aluminum and incorporate unique design elements. These product additions will expand the product offered on our retail website and enhance the Ayotte brand name. Management will continue to search out other complementary products to add to the retail website.

We are experiencing positive results following the launch of our redesigned web site and advertising campaign. We have experienced increased web traffic and higher sales. Web traffic (as measured by user- sessions) has increased 32% and sales have increased 38% from the previous quarter.

Ayotte Music Inc. was awarded the Marshall McLuhan Award for the Best Retail Website presented at the inaugural eWorld Exhibition during Western Canada's first ever Internet Awards ceremony held on October 25th, 2000.

Management is continuing to actively seek out other web-based business to merge into the company.

Sincerely,



Louis Eisman
Acting President and CEO

AYOTTE MUSIC INC.

Balance Sheet
November 30, 2000
--------------------------------------------------------------------------------
                                                         2000              1999
--------------------------------------------------------------------------------

ASSETS

CURRENT
  Cash and term deposits                         $    842,108      $    257,898
  Accounts receivable                                 148,795           300,602
  Inventories                                         240,865           252,932
  Prepaid expenses                                     24,880             5,007
--------------------------------------------------------------------------------

                                                    1,256,648           816,439

CAPITAL                                               206,818           255,322

PATENT                                                  1,016             1,016
--------------------------------------------------------------------------------

                                                 $  1,464,482      $  1,072,777
================================================================================

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities       $    110,087      $    204,647

OBLIGATIONS UNDER CAPITAL LEASES                     -                   11,641
--------------------------------------------------------------------------------

                                                      110,087           216,288
--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL                                       3,019,737         2,525,737

DEFICIT                                            (1,665,342)       (1,669,248)
--------------------------------------------------------------------------------

                                                    1,354,395           856,489
--------------------------------------------------------------------------------

                                                 $  1,464,482      $  1,072,777
================================================================================

AYOTTE MUSIC INC.

Statement of Operations and Deficit
Nine Months period ended November 30, 2000
--------------------------------------------------------------------------------
                                                          2000             1999
--------------------------------------------------------------------------------

SALES                                            $   1,098,340     $  1,624,404

COST OF GOODS SOLD                                     674,940        1,173,829
-------------------------------------------------------------------------------

GROSS MARGIN                                           423,400          450,575
-------------------------------------------------------------------------------

EXPENSES

  Advertising and promotion                             71,282          158,670
  Amortization                                          45,000           44,936
  Auto                                                     422              934
  Bad debts                                              2,670           63,943
  Bank charges and interest                             24,940           20,327
  Computer                                               3,480            9,875
  Insurance                                             10,226           15,660
  Internet and Website                                  28,995           -
  Legal and accounting                                  23,567           42,151
  Management fees                                       36,000           36,000
  Office                                                 9,615           18,052
  Rent                                                   6,639           79,407
  Repairs and maintenance                                1,900            9,103
  Salaries and employee benefits                       145,280          219,657
  Telephone and fax                                     18,306           11,396
  Utilities                                              2,165           17,596
  *One Time Corporate expenses                          97,097           -
-------------------------------------------------------------------------------

                                                       527,584          747,707
-------------------------------------------------------------------------------

INCOME (LOSS) FROM OPERATIONS                         (104,184)        (297,132)

OTHER

  Expense Recovery                                      44,049           -
  Other income                                          20,939              483
  Gain (loss) on foreign exchange                       27,226           (7,484)
-------------------------------------------------------------------------------

NET INCOME (LOSS) FOR THE PERIOD                       (11,970)        (304,133)

DEFICIT, beginning of period                        (1,653,372)       (1365,115)
-------------------------------------------------------------------------------

DEFICIT, end of period                           $  (1,665,342)    $ (1,669,248)
================================================================================

Note: *Corporate Expenses are those expenses that relate to the SEC listing and the search for other web based businesses.

AYOTTE MUSIC INC.

Statement of Changes in Financial Position
Three Quarters ended November 30, 2000
--------------------------------------------------------------------------------
                                                             2000         1999
--------------------------------------------------------------------------------

CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES
    Net Income (loss) for the period                  $  (11,970)   $ (304,133)
    Item not involving cash:
      Amortization                                        45,000        44,936
--------------------------------------------------------------------------------

                                                          33,030      (259,197)
  Net change in non-cash working capital                  68,821       475,451
--------------------------------------------------------------------------------
                                                         101,851       216,254
--------------------------------------------------------------------------------


CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES
  Issuance of share capital                              494,000         -
  Capital leases                                         (11,641)       (2,965)
--------------------------------------------------------------------------------
                                                         482,359        (2,965)
--------------------------------------------------------------------------------

CASH USED FOR INVESTING ACTIVITIES
  Purchase of capital assets                               -              984
--------------------------------------------------------------------------------


INCREASE (DECREASE) IN CASH POSITION                     584,210       214,273

CASH POSITION, beginning of period                       257,898        43,625
--------------------------------------------------------------------------------

CASH POSITION, end of period                          $  842,108   $   257,898
================================================================================

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           AYOTTE MUSIC INC.
                                           (Registrant)



Date:  January 8, 2001            By:           /s/    Don Mazankowski
                                           -------------------------------------
                                           Don Mazankowski, General Manager